SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PAVMED INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70387R 106
(CUSIP Number)

Ira Scott Greenspan 420 Lexington Avenue, Suite 300 New York, New York 10170 (347) 304-1122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ira Scott Greenspan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,262,765
	8	SHARED VOTING POWER 30,000
	9	SOLE DISPOSITIVE POWER 1,262,765
	10	SHARED DISPOSITIVE POWER 30,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 3 Pages

This Amendment No. 3 (this “Amendment No. 3”) filed by Ira Scott Greenspan (“Greenspan”) amends and restates the Schedule 13D filed by Lishan Aklog, Greenspan, Pavilion Venture Partners LLC and HCFP/Capital Partners III LLC (“CP3”) on May 13, 2016, as amended and restated by Greenspan and HCFP Inc. (“HCFP”) on February 28, 2018, and as amended and restated by Greenspan on June 11, 2018 (the “Second Amended and Restated Schedule 13D,” and as further amended hereby, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Second Amended and Restated Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended and Restated Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 26,509,654 shares of Common Stock outstanding following the Issuer’s rights offering that closed on June 12, 2018, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on May 24, 2018.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On June 26, 2018, a distribution of 2,823,281 Series Z Warrants held by CP3, done on a pro rata basis to its members commensurate with such members ownership interests in CP3, became effective.  In connection therewith, Greenspan ceased to have beneficial ownership of 2,061,390 Series Z Warrants by virtue of his role as Co-Manager of CP3 with such beneficial ownership transferring to the respective members of CP3.  Greenspan retained beneficial ownership of 761,891 Series Z Warrants representing his pecuniary interests in such Series Z Warrants.  Also, concurrently therewith, HCFP irrevocably transferred voting and dispositive control over an aggregate of 70,000 shares of Common Stock and 448,492 Series Z Warrants to a third party.  As a result, Greenspan ceased to have voting or dispositive control over such shares and warrants.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

At the date of this Schedule 13D, Greenspan has ceased to have beneficial ownership of five percent (5%) or more of PAVmed’s shares of Common Stock and is no longer required to file amendments to this Schedule 13D until such time as his ownership may warrant in the future, if ever. Any such potential future filings to be made on the appropriate form as dictated by the circumstances at the time.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 3 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Greenspan is the beneficial owner of 1,292,765 shares of Common Stock, directly or indirectly, representing approximately 4.7% of the Issuer’s outstanding Common Stock. This amount includes (i) 441,691 shares of Common Stock, 786,038 shares of Common Stock underlying Series Z Warrants and 65,036 shares of Common Stock underlying the Option. This amount excludes 32,518 shares of Common Stock underlying the Option owned by Greenspan, which expired upon his resignation as a director.

In the past 60 days, Greenspan has effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 6, 2018

/s/ Ira Scott Greenspan
Ira Scott Greenspan